Forward-Looking Statements

     This registration statement includes "forward- looking statements." All statements, that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions usually identify forward-looking statements.

     These statements are based on our assumptions and analyses made in light of our experience and our perception of historical trends, current conditions and expected future developments. Actual results and developments may vary from our expectations and predictions. A number of risks and uncertainties may cause actual results to differ materially from our expectations.

     Consequently, all of the forward-looking statements made in this registration statement are qualified by these cautionary statements. We cannot assure you that the actual results or developments will be consistent with the forward-looking statements.

CERTAIN TERMS AND CONVENTIONS

Definitions

     Unless the context otherwise requires, references in this registration statement are to:

     o "Hesed," the "Company", "we," "our" and "us" are to Hesed Technology Co., Ltd., a corporation established and existing under the laws of the Republic of Korea , except where the context otherwise requires.

     o "Korea" is to the Republic of Korea.

     o "Won" or "won" is to the currency of Korea.

     o "US$" is to U.S. dollars, the currency of the United States of America.

     o "FKI" - is to the Federation of Korean Industries, an organization of major business entities in Korea.

Glossary of Technical Terms

     Unless otherwise indicated in the context, references to the following technical terms shall have the meanings set forth below:

     o "Bit" - The smallest units of information recognized by a digital computer, a bit is a digit (1 or 0) used to represent one of two states in the binary number system. The term "bit" is a contraction of "binary digit."

     o "Chip" - (1) Semiconductor manufacturing: A piece of silicon on which a large amount of circuitry is implanted. Also known as a die. (2) PCB Assembly: a simple electronic device, not including IC.

     o "CRT" - Cathode ray tube.

     o "Device" - Semiconductors, semiconductor packages, ICs and other electronic components including registers, capacitors and conductors.

     o "Die" - A piece of semiconductor wafer containing the circuitry of a single chip.

     o "Die bonding" - The attachment of a die to the frame of a package before wire bonding. o "Digital book" - A digital book is a digitized form of a book or other text that is either reproduced for online publication or created for electronic distribution. In contrast to an e-book, a digital book is a data file, not a piece of hardware.

     o "DRAMs" - Dynamic random access memory chips, the most popular type of semiconductor memory chip. "Dynamic" means that the device's memory cells need to be periodically recharged. Information, stored in the memory cells in the form of Bits as a positive or negative charge, is accessed randomly.

     o "e-Book" - An e-book is a dedicated electronic reading device that can locally store electronic text-based material for portable access and is primarily marketed and positioned as a digital book reader.

     o "Etching" - Removal of thin films or layers from the wafer surface.

     o "FITOD" - Film Transferred onto Other Substrate, acronym for Hesed's proprietary technology and products.

     o "HTPS" - High Temperature Poly Silicon.

     o "IC" - Integrated circuit, an electronic circuit in which many active or passive elements are fabricated and connected on a continuous substrate.

     o "Internet" - An open global network of interconnected commercial, educational and governmental computer networks that utilize a common communications protocol, TCP/IP.

     o "LCD"- Liquid crystal display.

     o "Lead frame magazines" -Aluminum carriers used to transport lead frames in their fragile state, before the dies are bonded onto them.

     o "Logic chip" - A semiconductor device used for data manipulation and control functions that require higher speeds than a microprocessor can provide.

     o "LTPS"- Low Temperature Poly Silicon.

     o "Mb"- Mega Bit. One million (or 1,048,576) bits as a unit of data size or memory capacity.

     o "Memory chip" - A semiconductor device that stores data in electronic form.

     o "PCB" - Printed Circuit Boards.

     o "PDA" - Personal Digital Assistant.

     o " RESOS " - Rapidly-grown Epitaxial Silicon On Special-substrate, acronym for Hesed's proprietary technology and products

     o " Semiconductor " - A material, like silicon, whose properties lie in between those of a conductor and an insulator. Through doping (introducing impurities), it can be made slightly conductive or slightly insulative. (Also see "chip.")

     o " SOI " - Silicon --On - Insulator.

     o "Substrates" - The body of base layer of an integrated circuit, onto which other layers are deposited to form the circuit. The substrate is usually silicon. It is originally part of the wafer from which the die is cut. It is used as the electrical ground for the circuit.

     o " TFT " - Thin film transistor.

     o " TFT-LCD " - Liquid crystal display creates images by changing molecular arrays of liquid crystals, in which light and darkness is generated and then an image is formed when electricity is supplied. Liquid crystals of LCD are inserted between two thin glasses, and are characterized as material, which lies in the middle of a gas and solid. TFT-LCD falls in the category of active matrix LCD, rather than passive, which means each picture cell can be independently controlled for on and off switching activities, as a transistor (switching element) is attached directly onto each picture cell. This allows fast response and high resolution.

     o " Throughput " - Product output quantity per unit of time.

     o " Wafer " - Commonly, a slice of a semi-crystal crystalline ingot whose active surface has been processed into arrays of ICs. PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     A.   Directors and Senior Management

                                         Board                Executive
                                         Membership           Position

           Dae Shik Kim, Ph.d.           Director             President,
                                                              Chief
                                        Executive             Officer

          Young Kwon Jun, Ph.d.         Director              Chief
                                                              Technical
                                                              Officer

          Chol Won Lee                Director                Chief
                                                              Financial
                                                              Officer

           Kyung Ju Son               Director                None

          Jae Ho Lee                  None                    Chief,  R &D

     B.   Advisers - None

     C.   Auditors

          Jae Hoon Kim - Statutory Auditor *

          * Under the Corporation Laws of the Republic of Korea, a corporation needs to have one or more statutory auditors. The statutory auditor is elected by the shareholders according to the Articles of the company. A shareholder cannot cast a vote for any shares exceeding three percent of the total issued and outstanding voting shares.

          Dickson V. Lee, CPA, a member of the SEC Practice Section 110 Wall Street, Suite 15C, New York, NY 10005 Tel: (212) 701-8587audited Hesed in April 2001.


ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of April 30, 2001 and December 31, 2000 together with the notes thereto, which appear elsewhere in this registration statement. The Consolidated Financial Statements as of April 30, 2001 and December 31, 2000 have been audited by Dickson V. Lee, Certified Public Accountant, LLC., of New York, N.Y. and Hong Kong.

     The Consolidated Financial Statements are prepared in accordance with U.S. GAAP.



                   Hesed Technology Co. Ltd.
                 (a development stage company)

                        Balance Sheets



Assets                                       April 30,  December
                                               2001** 31, 2000*

Current Assets
   Cash and Cash Equivalents(                $256,164  $451,902
   Deposits(                                   83,271    53,922
                                           --------------------
Total Current Assets                          339,435   505,824

Vehicles and Equipments
   Vehicles                                    17,112    17,859
   Equipments                                  37,311    15,154
   Less: Accumulated Depreciation             (6,791)   (3,301)
                                           --------------------
Total  Vehicles and Equipments(net)            47,632    29,712

Intangible Assets net of Amortization:
   Patent(                                   139, 417   150,794
   Organization Cost(                           5,171     5,828
   Software Use Right                        152, 053   158,690
                                           --------------------
Total Intangible Assets(net)                  296,641   315,312
                                           --------------------
Total Assets                                 $683,708   850,848
                                           ====================
Liabilities & Stockholders' Equity

Current Liabilities
   Account payable                            $66,586   $69,685
   Advanced Receipt                            19,011         0
                                           --------------------
Total Current Liabilities                      85,597    69,685

Total Liabilities                              85,597    69,685

Stockholders Equity
   Common Stock, Par aproximateUS$0.40 (500Won)
   20,000,000 authorized and 2,280,000
issued and
   outstanding)(                             1,020,865 1,020,865
   Accumulate Deficit                        (287,718)  (134,374)
   Translation adjustment                    (135,036)  (105,328)
Total                                         598,111    781,163
                                           ---------------------
Total Liabilities and Stockholders' Equity   $683,708   $850,848
                                           =====================


* The 2000 balance represents approximately 6 months activities, from the inception on July 10 to December 31, 2000.

** The 2001 balance represents 4 months activities, from January 1 to April 30, 2001.

                  Hesed Technology Co. Ltd.
                (a development stage company)

              Consolidated Statements of Income




                                                            Accumulative
                                                            amount from
                                 2001**         2000*       inception
Sales                              $-             $-             $-
Cost of Sales                      -               -              -
Gross Profit                       -               -              -
Selling Expenses                   -               -              -
General & Administration         160,500       146,257         306,757
Expenses
Operation Loss                  (160,500)     (146,257)       (306,757)
Other Income                       7,156        11,883          19,039
Loss before Income Tax          (153,344)     (134,374)       (287,718)
Tax
                               ----------------------------------------
Net Deficit                    ($153,344)    ($134,374)       (287,718)

                               ========================================

Weighted average number of
Shares
  -basic and diluted           2,280,000      2,280,000       2,280,000
                              ------------------------------------------

Net loss per share
   -Basic                         (0.07)         (0.06)          (0.13)
   -Diluted                       (0.07)         (0.06)          (0.13)


* The 2000 balance represents approximately 6 months activities, from the inception on July 10 to December 31, 2000. ** The 2001 balance represents 4 months activities, from January 1 to April 30 2001. The accompanying notes from page 6 to 12 are the integral part of the financial statements.

                  Hesed Technology Co. Ltd.
                (a development stage company)
            Consolidated Statement of Cash Flows

                                                     2001**     2000*
Cash flows from operation activities:
Net income                                         ($153,344)  ($134,374)

Adjustments to reconcile net income to cash
provided by operating activities:
  (Increase)/decrease in deposits and                (26,376)    (58,623)
  other receivables
  Increase/(decrease) in accounts payable            (11,217)     75,760
  Increase/(decrease) in accruals and                 18,575           0
  other payable
  Depreciation expenses                                9,291       12,921
Net cash provided by operating
  activities                                        (163,071     (104,316)


Cash Flow from Investing Activities:
   Purchase of Vehicles and Equipments               (21,411)     (33,013)
   Purchase of Intangible Assets                        0         (323,896)
Net cash flows from investing activities             (21,411)     (356,909)

Cash Flows from Financing Activities:
   Issued Common Shares                                 0        1,020,865
Net cash flows from financing activities                0        1,020,865

Effect of exchange rate changes on cash             (11,256)      (107,738)

Net increase/(decrease) in cash and cash           (195,738)       451,902
equivalents Cash and cash equivalents at            451,902            0
beginning of the period                           --------------------------
Cash and cash equivalents at end of the            $256,164        $451,902
period                                            =========================


* The 2000 balance represents approximately 6 months activities, from the inception on July 10 to December 31, 2000.

** The 2001 balance represents 4 months activities, from January 1 to April 30, 2001.



                                                                                         Cumulative
                             Common         Common       Accumulated     Translation      Stockholders'
                             Stock(Shares)  Stock($)     Deficit         Adjustment       Equity

Balance as of
   July 10, 2000               -              $-            $-             $-               $-
   Shares issued             2,280,00       1,020,865        -              -             1,020,865
   Net Loss(July               -               -          (134,374)         -             (134,374)
2000-December 2000)
   Translation
   adjustment                  -               -             -            (105,328)       (105,328)

Balance as of
   December 31, 2000         2,280,000      1,020,865     (134,374)       (105,328)        781,162
   Net Loss (January 01-
 April 01)                     -               -          (153,344)          -            (153,344)
   Translation adjustment      -               -             -             (29,708)        (29,708)

Balance as of                 ---------------------------------------------------------------------------
   April 30, 2001            2,280,000     $1,020,865    ($287,718)      ($135,036)       $598,111


* The 2000 balance represents approximately 6 months activities, from the inception on July 10 to December 31, 2000. ** The 2001 balance represents 4 months activities, from January 1 to April 30, 2001.

B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D. RISK FACTORS

Risks Relating To Hesed Corporation

     We are a development company. Our research and development schedule may be delayed and we may miss the optimal timing to enter the target markets.

     We rely on our technologies, which are still in developmental stages. Our research and development have progressed according to our schedules, but there is no guarantee that we will be able to bring the technologies to practical application on time. We believe we have competent human resources and technological know-how accumulated through our past research and development experiences.

     We may not be able to raise sufficient funds to manufacture products using our technologies.

     Our R&D and product development need continuous infusion of funds. We need to build manufacturing facilities to turn our R&D into actual marketable products. If we fail to attract investors and/or to borrow sufficient operating funds for setting up production facilities, we may not be able to enter the target markets on time. We need to attract competent R&D and technology staffs. We have a team of scientists, scholars and researchers working for our R&D projects. We need to hire and to be able to use outside resources in R&D and production process. Since we are a small company, we may not be able to attract sufficient number of qualified staffs.

     Our success depends on our ability to attract and retain additional highly qualified management, engineers and technical, marketing and sales personnel. The process of hiring employees with the combination of skills and attributes required to implement our strategy can be extremely competitive and time-consuming. We may be unable to retain or integrate existing personnel or identify and hire additional personnel.


     Our new products and new business lines may not be successful

     Our strategies entail offering new products based on our technologies and licensing the technologies themselves. The new products have not been tested in the markets yet. We believe there are markets for our products and our technologies are superior to existing and alternative technologies. There is, however, no guarantee that the markets will embrace our technologies and products as we expect. If the market reception to our technologies and products falls short of our expectation, we will suffer adverse effects.


     Our technologies may be replaced by new technologies.

     Our technologies are on the cutting-edge as far as the growth of silicon films and the transfer of grown silicon films to different substrates. As long as TFT-LCDs are used in the markets, our technologies will have markets. If, however, new materials that can replace silicon in the semiconductor industry, our technologies may become obsolete. Such materials are yet to be found.

     The semiconductor industry and the industry that provides technologies and materials to semiconductor manufacturers are subject to rapid technological change and new product introductions and enhancements. Our ability to remain competitive will depend in part upon our ability to refine our technologies and to develop new marketable products and to introduce these products at competitive prices and on a timely and cost-effective basis.

     While we believe that we have necessary research and development resources and abilities to bring our technologies to the market, development of new technologies, semiconductor materials or new processes may reduce or eliminate the need for our products.

     We are largely dependent upon the electronics, semiconductor and semiconductor-related industries.

     The electronics, semiconductor and semiconductor-related industries are highly cyclical, with wide fluctuations in product supply and demand, and are characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing, intense competition and gross margin pressures. These industries periodically experience significant downturns, often in connection with or in anticipation of declines in general economic conditions, which in some cases have been prolonged. Our operations may in the future experience substantial fluctuations from period to period as a consequence of such industry patterns, general economic conditions affecting the timing of orders from customers and other factors affecting capital spending.

     We may not be able to compete successfully against certain of our competitors that are more established than we are in some of our key and target markets.

     We are trying to develop markets for our products in Korea, other Asian countries, the United States and Europe. Since certain of our competitors already operate in these key markets and have greater resources, we may not be able to enter the markets or to compete effectively for market share. If this happens, we may not be able to generate or sustain sales in these markets.


     Infringement of our intellectual property rights could negatively impact our results of operations.

     Our success depends in part on our technology and our continuing right to use our technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our technology. If we are unable to establish or protect these rights in the domestic and international markets in which we compete, our competitors may be able to use our intellectual property to compete against us in such markets. This could limit our growth and adversely affect our operating results.

     As of September 1, 2001, we have 15 patent applications pending in Korea and Taiwan. We expect to receive the patents but there is no guarantee that all the applications will lead to actual registered patents.

     Some of our products and technologies are not covered by any patents or pending patent applications, and we cannot assure you that any of our pending or future patent applications will be issued or, if issued, will cover the scope originally sought or offer meaningful protection. Moreover, we cannot assure you that any of our pending or future trademark or copyright applications will be issued, will cover the scope originally sought or will offer meaningful protection. It is possible that no additional patents will be issued to us . In addition, our issued patents and trademarks may not prevent other companies from competing with us. Furthermore, although we maintain confidentiality agreements with many of our employees to limit disclosure or use of any information obtained as a result of an employee's position with us, these employees may leave us or may be terminated by us at any time, and no assurance can be given that an employee will not misappropriate our proprietary information or that the Korean courts will enforce our rights under the confidentiality agreements. We cannot guarantee that any of the foregoing measures will discourage others from misappropriating our technology or independently developing similar technology.

     We may in the future receive communications from third parties claiming that we may be infringing on certain of such parties' patents and other intellectual property rights. If necessary or desirable, we may seek licenses under such patents or intellectual property rights. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities or to suspend the manufacture or shipment of products or our use of processes requiring the relevant technologies. Litigation could result in significant expense, adversely affecting our sales of the challenged product or technologies and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor.

     We are controlled by major shareholders

     Chief Executive Officer and Chief Technology Officer and their families of the Company, together with his family members, directly and indirectly controls approximately 55% of our outstanding common stock. See "Directors, Senior Managers and Employees -- Share Ownership". Accordingly, they may be able to influence the composition and decisions of the Board of Directors and shareholder votes relating to certain types of decisions and transactions, including those involving an actual or potential change of control of the Company. In Korea, the rights of minority shareholders and the fiduciary obligations of Directors and majority shareholders may not be as extensive as those in the United States or elsewhere, and your ability to assert any such rights may be limited. In addition, Korean courts may not be willing to enforce judgments rendered against the Company or any of its officers or Directors by courts outside of Korea.


     Risks Relating to the Korean and Asian Economic Environment

     We are heavily dependent on sales of our products to Korean companies and, as a result, adverse economic conditions in Korea and the financial difficulties of other Korean companies have had a material adverse effect on our business and are likely to continue to have such an effect for some period of time.

     Since early 1997, a number of developments have adversely affected the Korean economy and Korean companies, Korean banks, financial institutions and companies, including the conglomerates commonly known as chaebols that dominate the Korean economy, several of which are our largest customers, have struggled financially. A number of companies and financial institutions have filed for corporate reorganization and protection from creditors and some have gone into liquidation proceedings or have failed. Korea's recent financial and economic difficulties have included:

     o    the depreciation of the won against the dollar and other currencies;
     o    interest rate fluctuations;
     o    reduced credit from foreign banks;
     o    reduced liquidity in the economy;
     o    volatile stock prices;
     o reductions in Korea's foreign currency reserves (which have largely been replenished);
     o declines in credit ratings of Korea and Korean financial institutions and companies; and o higher unemployment.

     The sharp economic downturn in Korea and elsewhere in Asia will adversely affect our business.

     According to the Korean Development Institute ("KDI"), Korea's gross domestic product ("GDP") increased by about 9% in 2000. Although we believe that the Korean economy is recovering, no assurance can be given as to if or when the economy will ultimately improve. Future deterioration of economic conditions in Korea may have a significant impact on the demand for our products and on our financial condition and results of operations.

     We may be negatively affected by the depreciation of the won and exchange rate fluctuations

     Depreciation and the volatility of the value of the won against the dollar and other major foreign currencies since 1997 had a material adverse effect on the results of operations of Korean companies, including Hesed, and any depreciation and volatility of the value of the won in the future may adversely affect our results of operations and the price of our shares..

     . On September 27, 2001, Basic Rate was (Won) 1,306.70 to US$ 1.00. Any change in the value of the won relative to other major currencies may adversely affect the financial condition and results of operations of Korean companies, particularly those companies requiring or receiving foreign currencies and those companies with large amounts of short- and long-term borrowings in foreign currencies.

     Our business is subject to risks relating to North Korea.

     Although South Korean government's conciliatory policy toward North Korea has eased tension between the two Koreas, the South-North relationship in the Korean Peninsular still remains unstable. No assurances can be given that the level of tension with North Korea will not increase or change abruptly, and any subsequent adverse impact on the Korean economy could negatively affect Hesed's results of operations and the price of its common stock.

     We are exposed to price increase of substrates.

     We need to purchase special substrates for our products from overseas manufacturers. We do not anticipate any shortage of such materials because there are many different manufacturers in a number of countries. However, we are not free from price increase in the substrate markets for reasons beyond our control. Since the substrate costs comprise a substantial portion of our products, Hesed's competitiveness will be affected by the rising price of substrates.

     Our production time-table may be delayed by the government bureaucracy in Korea.

     We have to obtain a series of permits and approvals from the central and municipal governmental entities to build, open and operate manufacturing facilities. Although the Korean government has streamlined the process of issuing permits to a promising enterprise, we still may have to go through bureaucratic red tapes. We believe we are in a better position than most other new comers in getting cooperation from the governmental entities, because we are officially recognized as a promising new venture company.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT

     Our legal and commercial name is Hesed Technology Co., Ltd. ("Hesed"). Our head office is located at Changyoungsil Kuan #304, Sinyil-dong, Daeduk-Ku, Taejun City, Republic of Korea, and our telephone number is (8242) 936-2000. We have a branch office at Sungbo Building #302, Nonhyun-dong 51-3, Kangnam-Ku, Seoul, Korea. Our phone number in Seoul is (822) 545-8018.

Hesed was founded on July 11, 2000 in Seoul, Korea. Currently, Hesed has 62 shareholders and US$876,900 as its capital. At its inception, Hesed acquired 12 applications for patents from its founders. We applied for 3 more patents in 2000 and 2001. Those patents and proprietary processes embodied in the patents constitute core technologies of Hesed.

Hesed was formed by Dr. Dae Shik Kim and Dr. Young Kwon Jun. Prior to founding Hesed, Dr. Kim, currently the CEO of the company, was a professor of business administration at the National University of Singapore for 8 years. He obtained his doctorate degree on business administration from the University of Massachusetts, Amherst in 1992. Dr. Jun, currently CTO of the company, worked at the semiconductor division of LG Semiconductor, Korea, for 10 years. He was awarded the `Presidential Prize' on Invention Day (may 19, each year) in 1995) of Korea, in recognition of his distinguished contribution to the country. Dr. Jun has rights to 57 patents in the U.S. as of Dec. 1999.

Hesed's mission is to become a market innovator in developing and providing advanced materials for electronic products. We seek to achieve this goal by developing high performance materials and components in order to enhance the overall performance and quality of end products. Specifically we focus on developing advanced silicon materials for TFT LCDs and semiconductor devices.

The quality of silicon used is one of the most critical factors for improving the quality of semiconductor devices and TFT-LCDs. Silicon film works as a medium that transmits electric signals for semiconductor devices and TFT LCD's. Since the silicon film's electric characteristics can vary according to its crystalline structure, the overall performance and quality of TFT LCDs are heavily affected by its crystallization.

Like the TFT LCD, the SOI(Silicon On Insulator) wafer also has a thin layer of single crystalline silicon on top of its insulator. The SOI wafer is the most promising candidate for next generation silicon semiconductors. Since electronic devices built with SOI wafers are much more efficient and show better performance than those made from conventional bulk silicon wafers, the SOI wafer is expected to be used in manufacturing the next generation of semiconductor devices, including RF(Radio Frequency) and VLSI(Very Large Scale Integration) devices.

We are also engaged in electronic publication business. We are developing a PDA-like self- contained audio book device that read English and Korean Texts. The device will be marketed under the brand name of "Voicebook." We have also developed an on-line application program to convert text to speech, which we call "Voicebook Readers"" Hesed maintains a library of downloadable digital books at this website, www.voicebook.co.kr. A subscriber can purchase and download a digital book for voicebook or for on-line Voicebook Reader.


Other notable developments are:

1) In 2001, Hesed was selected as one of the 20 most promising new technology companies in Korea by the Federation of the Korean Industries ("FKI"), a respected and influential business organization. The Foundation for Industrial Cooperation, an affiliate of the FKI, made the selection on behalf of the FKI based on the strength of technologies and future market prospect.

2) As of July 23, 2001, Hesed issued a total of 2,280,000 shares of common stock. Effective August 30, 2001, we had 2.5-for-1 stock split. As a result, the total number of outstanding shares is 5,700,000.We have funded our research and development and operating expenses with the fund raised through the sale of the shares.

3) In 2000 and 2001, we spent 49,500,000 won for research and development. We spent 22,502,100 won for purchasing automobiles and 60,158,370 won for office lease, security deposit, rent and maintenance.

4)   There has been no offers from any third parties to take over the company.

B. BUSINESS OVERVIEW

     Hesed's core technologies are RESOS (rapidly- grown epitaxial silicon on special substrate) for high quality silicon layers and FITOS (film transferred onto other Substrates) for transferring silicon film onto substrate other than glass. "RESOS" and "FITOS" are the acronyms we have coined to describe our technologies and products using such technologies. "Epitaxial" means "growing a crystal layer with the same crystal orientation as the underlying substrate."

     We are now aggressively working on establishing the technology and the pilot product of high-quality epitaxial silicon thin film, which is perfect for manufacturing the silicon transistors of TFT-LCDs. The silicon thin film will play a crucial role in dramatically improving the performance of TFT-LCDs, and its technology can also be used for SOI wafers, the base material for the next generation semiconductor chip.

     Separate and apart from the technologies, we have developed an on-line application called Voicebook Reader and are developing a PDA-line Voicebook that can read themselves either in Korean or in English. We are using text-to-speech technology that we have licensed from a third party and our patented proprietary know-how. Hesed also publishes many downloadable digital books from its site.

     Our Voicebook business targets the English language education markets in Korea.


RESOS

     RESOS is a technology to grow thin silicon layers close to a single crystalline structure on a special substrate that has chemical structures similar to those of silicon. Hesed developed the technology and named it "RESOS" standing for Rapidly- grown Epitaxial Silicon On Special substrate.

     The quality of a silicon transistor largely depends on the crystallization structure of the silicon. There are three forms of silicon crystals : amorphous, poly-crystalline and single crystalline. Transistor made from the single-crystalline silicon has the fastest switching speed and, therefore, it makes the best transistors. The poly-crystalline silicon layers come next in terms of the transistor quality. Amorphous silicon layers come last in switching speed and in transistor quality. Technically, the speed of switching depends on the speed of electrons moving through the silicon layers. The speed of electrons, in turn, depends on the resistance generated by the medium on which electrons travel. The single-crystalline silicon provides the least resistance to the mobility of electrons and the amorphous silicon layers provides the strongest resistance. The diagram in Figure 1 compares the mobility of electrons on the three forms of silicon crystallization.

     The single-crystalline silicon layers are most difficult and expensive to make. The semiconductor industry has been searching for the process to make the single-crystalline silicon films at reasonable costs. RESOS is our answer to the industry's critical search for an economical method of growing single-crystalline silicon. RESOS provides an economical way to manufacture thin silicon layers close to single crystalline state. RESOS technology will make it possible to produce high-speed semiconductor transistors at an affordable price, opening new markets for semiconductor devices.

Figure 1:  Crystallization and Electron Mobility


                   [FLOW CHART TO BE INSERTED]


APPLICATION OF RESOS ON TFT-LCD

     TFT-LCDs are replacing CRT monitors in the computer industry. As the price of TFT-LCD monitors drops, the market share of TFT-LCD monitors will grow rapidly. TFT-LCDs are used in many other devices including television sets, PDAs, mobile phones, viewfinders and data projectors.

     TFT-LCDs consist of three major components : liquid crystal to form images, color filter to control colorization and silicon transistor to control electronic signals. The switching capacity of the transistor is the core of TFT-LCD technology. Each pixel in a TFT-LCD has a transistor switch. If the switch is on, it gives signal to liquid crystal so that molecules in liquid crystal realign to form a part of an image. The switch also guides the light that passes through the liquid crystal and the color filter. A combination of millions of pixels controlled by millions of transistor switches form an image displayed in the TFT-LCD panel.

     RESOS technology is applicable to the manufacturing of the thin silicon film that acts as a silicon transistor for each pixel in TFT-LCDs.

     Currently, TFT-LCD panels in notebook computers, desktop computers or large displays use amorphous silicon films as transistors. Amorphous silicon layers are cheaper to manufacture than poly- crystalline or single-crystalline silicon layers; amorphous silicon films have slower switching speed than poly-crystalline or single-crystalline silicon films. Since the speed of transistor switch is critical to the image quality, TFT-LCDs with amorphous silicon layers are not suitable for devices that need higher resolution and clearer image quality.

     For display devices that need clearer images, poly-crystalline silicon films are used as transistor materials. There are several types of manufacturing processes to make poly-crystalline silicon layers, depending on the temperature used in the process of growing the silicon films. Low Temperature Poly Silicon
(LTPS), poly-crystalline silicon layers which grow the amorphous silicon films on first phase, and poly-crystallize the surface of face of silicon thin film by laser annealing, provides faster switching and, therefore, clearer images than amorphous silicon. LTPS layers are used in small display devices in PDAs, mobile phones and hand-held personal computers. High Temperature Poly Silicon (HTPS), poly- crystalline silicon layers grown at a high temperature of around 600 degree Celsius, switches faster than LTPS and, therefore, yields clearer images than LTPS. HTPS layers are used in projection or display devices in data projectors, head-mounted displays (HMD), projection television sets and viewfinders.

Table 1 TFT-LCD Products and Silicon crystal structure

Silicon crystal structure        Applications
   Amorphous                     Note-book, Desktop Monitor, Large-
                                 sized LCD panel

Poly           LTPS              PDA, Mobile Phone, Hand-held PC
crystal        HTPS              Data Projector, HMD(Head Mounted
                                 Display), Projection TV, Viewfinder

   Single crystal                Small-sized and high-resolution
                                 flat panel display

     LTPS and HTPS also provide advantages in reducing the size and weight of TFT-LCD panels over amorphous silicon layers. Poly-crystalline silicon layers can pack more transistor arrays than amorphous silicon layers. The size and weight consideration becomes critical in such devices as HMDs and viewfinders. HTPS are severally used to make panels about one inch diagonally or smaller.

     Single-crystalline silicon layers generate the best quality images in the smallest and the lightest package. Single-crystalline silicon is the way to go to meet the growing demand for high-quality display devices with smaller but higher resolution from consumer and industrial electronic applications.

     RESOS is our answer to the industry's quest for an economical way of producing single-crystalline silicon films. We have developed technology to grow silicon layer close to single crystalline on substrates with chemical structures similar to those of silicon. The proprietary and core parts of the technology are (1) the identification of the substrate materials that can withstanding high temperature exceeding 1,000 degrees Celsius and (2) the refinement of the optimal process to grow silicon films, i.e., finding the right combination of temperature, time and gas flow that will yields the silicon films close to single-crystalline structure at reasonable costs for mass production.

APPLICATION OF RESOS ON SOI

     RESOS technology has promising applicability to SOI wafers. SOI stands for Silicon on Insulator. SOI wafers are made of two silicon wafers bonded together with insulator inserted in-between. Single- crystalline silicon films manufactured by RESOS technology can be used in the top layer of an SOI wafer, on which an integrated circuit can be built.

SOI wafers can accommodate higher degree of integration of circuits than conventional silicon wafers. Semiconductor devices using SOI wafers, therefore, can operate at higher speed and with lower power consumption than those using bulk silicon wafers. SOI wafers are mainly used in microprocessors, digital signal processors, local/global RF communication links, logic circuits, large-scale DRAMs and flash memories.

SOI wafers are of two kinds : thin films and thick films. Thick film SOI wafers are more durable under high temperature and high electric load and are mainly used in military and industrial purposes. Thin film SOI wafers use less power than thick film SOI wafers and are used in data processing and communication devices. The market trend is toward thin film SOI wafers with the box layer of one micron or thinner and ultra-thin film SOI wafers with the box layer of 0.15 microns or thinner.

The application of RESOS technology will simplify the fabrication of SOI wafers and, thus, reduce the cost. We will have competitive edges in SOI wafer manufacturing over other companies that use more complex and more expensive fabrication methods.

FITOS

FITOS is another core technology developed by Hesed. FITOS stands for Film Transferred onto Other Substrate. Our customers can manufacture LCD on plastics with FITOS technology. Plastic LCDs are lighter and more flexible, yet more durable than glass-based LCDs.

FITOS uses amorphous silicon layers, which are cheaper and easier to produce than poly- or single- crystalline silicon layers. First, we grow amorphous silicon layers on special substrates that can withstand high temperature. Second, we separate the thin silicon film from the substrate and transfer the silicon film to any other substrate such as plastics.

The core proprietary parts of the technology are (1) growth of the amorphous/poly silicon film in an easy and effective way and (2) transfer of the film onto other substrates included plastics in an easy and effective way.

TFT-LCDs using amorphous silicon layers are usually made of glass. Although plastic is more pliable, lighter and durable than glass, it was not suitable for use as LCD panels because silicon layers could not be grown on plastic. Plastic would not withstand the high temperature necessary for the growth of silicon layers. FITOS solves the problem by growing silicon layers on special substrates and transferring silicon layers onto plastic panels.

FITOS can generate plastic LCDs with silicon layers of varying degree of crystallization. FITOS can be adapted to existing systems of manufacturing silicon layers by adding the transfer process in the manufacturing process. Incremental costs for FITOS products will be small.

Plastic LCDs can be used in mobile phones or smart cards. Plastic LCDs can replace glass-based TFT-LCDs using amorphous or poly-crystalline silicon layers. The markets for plastic LCDs are limited now, because there are no steady suppliers that manufacture plastic LCDs in sufficient quantity. We expect that there will be huge demand, if there are reliable suppliers.

PATENT APPLICATONS

     We have acquired the following patent applications from the founders of the Company. The applications were assigned to Hesed.

1. Patent Applications regarding RESOS and FITOS

     1)   Method of Fabrication material layer (1/26/1999, 10-1999-0002451)1

     2) Method of forming single crystalline thin film (7/7/1999, 10-1999-0027297)

     3)   Method of forming thin film (7/26/1999, 10-1999- 0030426)

     4)   Method of Production a Thin Film (10/11/1999, Taiwan, 8819649)

     5)   Method for producing a thin film (6/20/200, PCT/KROO/00041)

     6) A method of producing a thin film transistor (2/3/2000, 10-2000-0005510)

     7)   A method of producing a thin film device (5/1/2000, 10-2000-0023334)

     8) A method of producing a thin film device and substrate (5/18/2000, 10-2000-0026824)

2. Patent Applications regarding e-books.

     1) An apparatus for reproducing digital voice (3/29/1999, 10-1999-0010811)

     2) An apparatus for reproducing digital voice (1/20/2000, 10-2000-0002719)

     3)   An apparatus for reproducing digital voice (3/29/2000, 2000-PCT-004)

     4) Method of compressing and reproducing digital signal (6/1/2000, 10-2000-0029990)

     We have applications for patents for the following technologies in Hesed's name.

     1) A RTCVD(Rapid Thermal Chemical Vapor Deposition) and A manufacturing method for thin film and substrate using the apparatus (4/10/2000, 10-2001- 0019062)

     2) A chemical vapor deposition device using microwave and a thin film (5/31/2001, 10-2001-0030484)

     3) A manufacturing method of thin film using a rapid photo thermal chemical vapor deposition (7/31/2001, 10-2001-0046177)

RESEARCH AND DEVELOPMENT

     Dr. Young Kwon Jun, CTO, is the originator of RESOS and FITOS technologies. He is in charge of all of our research and development activities. He focuses on the refinement of the source technologies.

     Mr. Jae Ho Lee, Director of R&D, focuses on production technology for mass production of RESOS products. He is in charge of our efforts to manufacture marketable products using our core technologies.

     We have strategic alliance with two universities for research and development : Dongkuk University , Seoul, Korea for RESOS technology and Korea Advanced Institute of Science and Technology, Taejun, Korea for FITOS technology. Under the cooperative research agreements, we utilize their human resources and research facilities.

     The faculty and researchers at the two universities working on our research and development are as follows:

     Researches Involving in RESOS

R&D                                                                                                  Participation
Sector           Name             Organization     Degree   Year    Major           Organization     ratio(%)

Chief            Dr. Cho, H.Y.                     Ph.d     1991    Physics         KAIST            20
Epitaxial        Dr. Kwon, Y.H.    Dong            Ph.d     2000    Physics                          30
 growth                            Kook
Thin-film        Mr. park, C.J.    University      M.A.     2000    Physics         Dong Kook        50
 Growth                                                                             University
Thin-film        Mr. Cha, J.H.                     B.A.     2000    Semiconductor                    50
 Growth                                                             science


                         Researches Involving in FITOS


Organization     Name                 Degree          Year       Major                   University

KAIST            Dr. Ahn, B.T.        Ph.d.           1989       Material Science        Stanford Univ.
                 Dr. Ahn, J.H.        B.A.            1998       Material Science        KAIST
                 Mr. Kim, B.H.        B.A.            1999       Material Science        (Korea Advanced Institute of Science
                 Ms. Eom, J.H.        B.A.            2000       Material Science        and Technology)


     We expect that RESOS technology will be fully developed by July of 2002. We believe we can complete testing for mass production of SOI wafers by the end of 2002. we expect that FITOS technology will be fully developed and sample plastic LCD products will be produced by early 2003.

     The following chart shows the planned schedule of our R&D and product developments.

             Table 6.3


               Tasks                              2001                              2002

                                         3  4  5  6  7  8  9  10  11  12          1   2  3   4   5   6  7   8   9   10   11

           Equipment optimization (1)    --
           Equipment optimization (2)     -----
RESOS      Epi silicon growth on               ---------
           Treated substrate
             Analysis                                   ----
           R&D on thinning and uniformity                -------
           TFT sample preparation                           --------
           R&D result summary                                                          --
           Quality improvement for
             SOI wafer                                                                       -----------------------
           Prototype development
             for SOI wafer                                                                                            --
           Substrate development                                                  -----

FITOS      poly-Silicon growth                                                    ---------------------------------------
           Process development of
             TFT                                                                  -------------------------------------
           Prototype development                                                                                     --------


RESOS MARKETS AND OUR STRATEGIES

     RESOS technology is applicable to flat panel displays and SOI wafers. We intend to enter both markets.

     Flat Panel Display or Projection Devices Markets

     High quality display or projection panels are used in projectors, HMDs, viewfinders and cellular phones. The dominant technology that serves these segments of the TFT-LCD market is HTPS, i.e. poly- crystalline silicon grown at high temperatures.

     Demand for HTPS is expected to grow as follows :

     (2001 LCD Panel/Components/ Materials Data Book US$ million)

      Technology   2000  2001  2002  2003  2004
         HTPS       783   842   929   998  1079

     RESOS provides an alternative technology that is expected to produce display or projection panels with superior quality. We believe products using our RESOS Technology will replace HTPS gradually.

     We will focus on micro display markets that use transparent projection panels. A small LCD panel (about one inch wide diagonally) using HTPS is used in projectors. Japanese manufacturers like Sony, Seiko and Epson are the market leaders in HTPS used in projectors. We believe micro LCD panels using near single-crystalline silicon grown with RESOS technology will outperform HTPS in image quality and be cheaper in prices.

     We are willing to license RESOS technology as well as selling RESOS products. Potential customers of our RESOS technology or RESOS products are those companies that have technological know-how and expertise in circuit design for high-resolution flat panel displays. We believe the following companies have such technological capabilities and needs for RESOS and RESOS products : KOPIN, Seiko-Epson, Samsung Electronics, Iljin, Sony, Olympus, and Kaiser.

     Because of the advanced technologies involved in the flat panel display manufacturing, potential customers are also potential competitors. Sony, Seiko and Iljin manufacture HTPS, an alternative to RESOS. We believe RESOS products are superior to HTPS.

     SOI Wafer Markets

     The markets for SOI wafers are still small, but grow rapidly. According to a report by Gartner Dataquest (Publication Date: October 1 6, 2000), the total SOI wafer sales in 1999 was $101 million, which will grow to $1,068 million in 2005, about ten-fold growth during the six-year period. Demands for thin film SOI wafers will grown more rapidly than those for thick film SOI wafers : from $33.5 million in 1999 to $655 million in 2005, about 19-fold growth during the same period.

     We focus on thin film SOI wafers. The price of thin film SOI wafers is dropping. It is predicted that the price of thin film SOI wafers will be about four times as expensive as bulk silicon wafers in 2004, the point from which SOI wafers will become competitive vis-vis bulk silicon wafers in price/performance ratio.

     The following table shows the demand estimates for SOI wafers through 2005.

SOI Wafer Market Projection


                                                                (Unit:US $1 million, %)

Type                    1999         2000       2001        2002        2003        2004       2005        Growth(%)
Thin   Market           33.8         55.4       91          149         244         400        655         63.8%
SOI   volume
      Q'ty (MSI)        6.6          10.8       17.6        28.7        47          76         124         63%
      $/SI              5.11         5.14       5.17        5.19        5.22        5.24       5.27
Thick  Market volume    16.2         91         123         167         226         305        413         35.4%
SOI    Q'ty (MSI)       7.4          10.5       15          22          31          44         63          43%
       $/SI             9.1          8.6        8.2         7.7         7.3         6.9        6.6
Si    8 inch wafer      67           73         70          63          56          51         46
      8 inch epi wafer  85           94         89          80          72          64         58

      (Gartner Dataquest Oct.16, 2000)



     SOI wafers are yet to be produced for mass consumption. Currently, IBM is the leader both in manufacturing and in using SOI wafers. IBM manufactures for its own use. It is believed that Intel is waiting until the technology matures to mass production. AMD (Advanced Micro Devices Inc.) and Motorola Inc. have plans to produce or to use SOI wafers in their systems. LG Siltron successfully manufactures sample SOI wafers for the first time in Korea. SOITEC is a major competitor in SOI wafer markets.

     FITOS AND PLASTIC LCD MARKET AND OUR STRATEGIES

     FITOS technology lends itself well to low-cost small or medium-sized flat panel displays. The market potentials for FITOS products are enormous. FITOS products can replace the current TFT-LCDs using amorphous silicon layers or poly-crystalline silicon layers.

     We plan to launch FITOS products in 2003. We focus on plastic LCD displays in mobile phones and electronic books.

     Our products will compete with those of Sharp Corp., Minolta Co., Ltd., Matsushita Electronic Corp. We are willing to license FITOS technology as well as selling FITOS products. We may have to cooperate with our licenses in the product markets.

Digital Books Business

     We developed an application program for personal computers, called a Voicebook Reader, . We also publish many downloadable digital books from its Voicebook site for personal computers. A subscriber can download digital books to his or her computer from the site. All digital books, whose copyrights are protected by DRM technology, can be read using Voicebook Reader.

e-book Business

     We are now developing self-reading electronic books. An e-book is a self-contained unit. Unlike the ordinary e-books that display text materials for the readers to read off a small screen of hand-held device, Hesed's e-books come with a program that convert the text to speech. A reader, therefore, can listen to our digital books while he or she reads the accompanying text. We have licensed text-to-speech engine from L&H and developed the hardware for reproduction of digital voice. We plan to sell our e- book under the name of "Voice-book." The Voice- books include a PDA-like hand-held device that is being developed by Hesed.

Educational Markets for Digital Books and e-Books

     Our digital book and e-book technologies are suitable to teach English to Korea students or to teach Korean to non-Korean speakers. At this moment, Hesed concentrates on publishing English contents rather than Korean contents. Korean contents targeting the second generation Koreans in USA will be published, shortly.

     Our Voice-book can read English and Korean text with clear and accurate pronunciation. The product, therefore, is suitable for language education. Our primary marketing target is the English language education market in Korea. We plan to publish many English books for our Voice-book so that a person learning the English language can read the text as he or she listens to the reading. We also expect that the Voice-book technology can be used to teach the Korean language.

     We have established cooperative relationship with several private institutes that teach English in Korea and publishers of the English instructional materials. We believe our Voice-book can compete successfully against electronically published books from other manufacturers that display text only.

     We anticipate that we will introduce our first e- book product in 2001. Although e-book business is not the main thrust of Hesed's business, our Voice-book will generate increasing income stream over time.

     The following table shows the expected sales figures for digital books and our e-book product.

                                         (Ml. Won)

              2001     2002     2003     2004     2005
   Revenue    100      500      1,000    2,000    3,000

   (One dollar = 1,200 won)

SEASONALITY OF HESED PRODUCTS

     Our technology development and products using RESOS and FITOS technologies are not likely to suffer any seasonal fluctuation in demand and sales. Our e-book business may have high seasonal demands at the gift-giving Christmas seasons.

RAW MATERIALS

     We will be able to get all necessary raw materials from overseas. We will buy certain equipment from overseas. We do not plan to stockpile raw materials beyond the appropriate level.

C. ORGANIZATIONAL STRUCTURE

     We are not a part of a group. We do not have any subsidiaries. Trust & Obey Co., Ltd. is a shareholder of Hesed.

D. PROPERTY, PLANT AND EQUIPMENT

     We set forth below a description of each of our facilities:

Registered Head Office

     Our registered Head is located in Daeduk, Taejun City, Korea. These premises, which we lease, consist of approximately 36 square meters of office space. We use it primary for liaison with research and development.


Seoul Office

     We have a separate office in Seoul, the capital of Korea. The total area of the office is 159 square meters. We lease the premises. Our executives and research staffs conduct daily business in this office.

Research and Lab Facilities

     We share research and lab facilities at KAIST in Daeduk and Dongkuk University in Seoul. We do not have any ownership interests in the facilities.

ITEM 5.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis is of the operating results and the financial position of Hesed from the period July 11, 2000 (inception) to April 30, 2001, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17.

Results of Operations

Hesed was incorporated on July 11, 2000 and has only ten months of operating history to report. For the ten month period ended April 30, 2001, the company incurred operating loss of $287,718, and generated a revenue of $19,039. Revenues were derived from interest paid on its deposit. Expenses totaled $306,759, which includes salaries to executives and employees, and research and development casts, and other general administrative expenses.

We maintain our accounting records in its functional currency: Korean Won. We do not believe the impact of foreign currency fluctuations has a material impact on its financial condition. We are not engaged in foreign currency hedge transaction.

Liquidity and Capital Resources

As of April 30, 2001, we had cash and cash equivalents of $339,435 and working capital of $253,838. We believe that there are sufficient cash reserves to satisfy its cash requirements for the next 12 months. We anticipate that additional funds will need to be raised to further its research and development. Such additional funds will be raised through private placements of common shares. However, there is no assurance that any private offering of our common shares will be successful. If Hesed is unable to raise additional capital through a private placement offering, it will likely seek financing from lending institutions. A lack of financing may require Hesed to delay or abandon plans for further research and development.


DIRECTORS AND SENIOR MANAGEMENT

     As of September 1, 2001, our Board of Directors consisted of four Directors. The functions and duties conferred on the Board of Directors include:

     o electing Representative Director(s) and appointing a Representative Director to the office of the president of the company;

     o making decisions on major issues regarding the operation of the company;

     o    determining our business plans and investment plans;

     o    formulating our annual budget and final accounts;

     o formulating our proposals for dividend and bonus distributions and for the increase or reduction of capital;

     o exercising other powers, functions and duties as conferred by our Articles of Incorporation and By- laws.

     Our Board of Directors has the ultimate responsibility for the management of our affairs. Under our Articles of Incorporation, our Board must consist of at least three Directors, and at least one Statutory Auditor. The term of office for Directors is three years but may be extended to the close of the ordinary general meeting of shareholders convened in the last fiscal year ending during such term. A director can be elected by the majority votes of shareholders present at a shareholders' meeting, the number of which shall exceed one-fourth of the all issued and outstanding shares. Our Articles of Incorporation preclude cumulative voting.

Directors

     The following table provides certain information about the members of our Board of Directors as of September 1, 2001.

Year appointed                Name                Position held
 As Director

 2000                         Dae Shik Kim         President, CEO
 2000                         Young Kwon Jun       CTO
 2000                         Kyung Ju Son         None
 2001                         Chol Won Lee         CFO

     The principal occupation, employment and education histories of the members of our Board are as follows:

     Dr. Dae Shik Kim is the founder and the CEO of the company. He was a professor of operations management, operations strategy and information technology at the Faculty of Business Administration, the National University of Singapore for eight years. He received his Ph.d. in Business Administration from University of Massachusetts, Amherst in 1992. He received his undergraduate degree from Seoul National University and master's degrees from Korea Advanced Institute of Science and Technology and University of Massachusetts, Amherst.

     Dr. Young Kwon Jun is the developer of the company's technologies and currently serves as the CTO. He served as the General Manager at the semiconductor division of LG Electronics for more than 10 years. Throughout his career, he distinguished himself as a prodigious inventor. As of August 2001, he has 152 registered patents in Korea and 61 patents in the U.S., which were developed for LG Electronics. In 1995, he was awarded the prestigious Presidential Inventor's Award conferred by the President of the Republic of Korea. He received his Ph.d. in Material Science from Korea Advanced Institute of Science of Technology in Seoul.

     Mr. Chol Won Lee is the CFO of the company. He joined Hesed in August 2000. He worked at the Bank of Korea, the central bank of Korea, for 28 years. He was the head of the Bank of Korea's Singapore Office. He received an MA in Economics from Vanderbilt University and an undergraduate degree in Material Science at Seoul National University.

     Ms. Kyung Ju Son is the wife of Dr. Young Kwon Jun. Dr. Dae Shik Kim's wife is a sister of Dr. Jun. She does not work for the company. Senior Managers

The following table sets forth the age and position held by the senior managers of Hesed as of the date of this registration statement.

Year appointed              Name             Age      Position held
To the current position

2000                       Dae Shik Kim               Chief Executive Officer
2000                       Young Kwon Jun             Chief Technical Officer
2000                       Chol Won Lee               Chief Financial Officer
2000                       Jae Ho Lee       40        Chief R&D
2000                       Soo Boo Park     33        e-book Production

The principal occupation, employment and education histories of the senior managers are as follows:

     Mr. Jae Ho Lee is in charge of R&D at the company. He received his Master's degree in material science from Korea Advanced Institute of Science and Technology. He was formerly a senior researcher at Samsung Advanced Institute of Technology. He also worked at Samsung Electronics Co. for 11 years.

     Mr. Soo Boo Park is in charge of management and production of Voicebook at the company. He received his B.A. in political science from Konkuk University in Seoul. Before he joined the company, he worked for a franchising company that offers a nation-wide network of after-school and supplementary classes for kindergarten to 12th grade students.

B. COMPENSATION

Directors' and Senior Managers' Compensation

     We pay our Directors salaries and bonuses as determined by shareholder resolutions. For the year ended December 31, 2001, the aggregate compensation (salaries, bonuses and allowances) paid and accrued to all Directors and senior managers were approximately (Won) 196 million. In addition, under the laws of the Republic of Korea, each director, manager and employee is entitled to one-month salary, calculated as the average monthly salary for the previous 12 months, for each of service as one-time severance pay. The aggregate amount set aside for all Directors and senior managers for pension, retirement and similar benefits in kind was approximately 14 million Won. The foregoing amounts do not include amounts expended by us for automobiles made available to our Directors and senior managers, expenses reimbursed to Directors and senior managers (including business travel expenses and professional and business association dues and expenses) and other benefits commonly reimbursed or paid by companies in Korea.

Stock Options Granted to Employees, Directors and Senior Managers

     On January 30, 2001, in accordance with the approval of our shareholders, Hesed granted stock options to our employees and outside advisers, representing 65,000 common shares of the Company, at an exercise price of 200 Won per share, which shall become exercisable on March 17, 2004. There was no purchase price for the stock options and all of the options expire on March 17, 2005. Upon exercise of stock options, in accordance with the sole discretion of the Board of Directors, the Company may grant newly issued common stock.

     List of Stock Option Awards to Directors and Senior Managers

 Name                               Stock Options*
 Jae Ho Lee                              50,000

* all stock options are for our common shares.

C. BOARD PRACTICE

Audit and Other Committees

     Pursuant to the laws of the Republic of Korea, we have a statutory auditor. Our Board may establish an audit committee in the future. Mr. Jae Hoon Kim is the auditor. He reviews Hesed's financial reporting, administrative systems and internal control systems and structure. Pursuant to an amendment to the Korean Commercial Code, effective as of December 31,1999, certain companies may establish an Audit Committee in lieu of a statutory auditor.

Expiration of Current Directorship Terms

     The following table sets forth the dates of expiration of the directorship terms of our current Directors.

Name                               Expiration  Date

Dae Shik Kim, Ph.d.                July 10, 2003
Young Kwon Jun, Ph.d.              July 10, 2003
Chol Won Lee                       July 23, 2004
Kyung Ju Son                       July 10, 2003

D. EMPLOYEES

Employees

     Competition for technical personnel in our industry is intense. We believe that we have been successful in recruiting qualified employees, and that our future success depends, in part, on our continued ability to hire, assimilate, and retain qualified personnel.

     We maintain a retirement plan, as required by Korean labor law, pursuant to which an employee terminating his or her employment after one year or more of service is entitled to receive a lump-sum payment based on length of service and average monthly compensation over the employee's final three months.

     Our employees do not belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations, and we believe that our relations with our employees are good.

     The following table sets forth the number of our employees by department as of September 1, 2001.

                                                         Number of
                                                         Employees

Management & Administration.......................             4
     Research & Development.......................             2
     Sales & Marketing............................             2
     e-book Production............................             2
              Total...........                                10

     E. SHARE OWNERSHIP


Name                              Number of Shares           %                  Number of          Beneficial        (%)
                                                                                Shares of Trust    Ownership Giving
                                                                                & Obey             Consideration to
                                                                                                   Trusty & Obey

Trust & Obey, Ltd.               1,975,903                  34.66
Dae Shik Kim                       655,358                  11.50                 197,590              852,948       14.96
Young Kwon Jun                     540,285                   9.48               1,383,132            1,923,417       33.74
Kyung Ju Son                       135,073                   2.37                 197,590              332,663        5.84
Sub. Total                       3,306,619                  58.01               1,778,312            3,109,028       54.54
Total Number of Shares           5,700,000                   100



For information regarding ownership of stock options to acquire our common shares, which are held by our Directors and senior managers, please refer to "Stock Options Granted to Employees, Directors and Senior Managers".

ITEM 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table shows the major shareholders of record.

Name Shares                    Shares owned       % of Hesed Shares
Trust & Obey Co. Ltd.          1,975,903
Dr. Dae Shik Kim                 655,358
Dr. Young Kwon Jun               540,285
Mrs. Kyung Ju Son                135,073
Eromlife Co., LTD.               540,285

The number of shares reflects the 2.5- for-one stock split effective as of August 30, 2001

Trust & Obey Co. Ltd

     Dr. Young Kwon Jun, Dr. Dae Shik Kim and Ms. Kyung Ju Son own 90% of all issued and outstanding shares of Trust & Obey Co.

B. RELATED PARTY TRANSACTIONS

     The Share ownership of Trust & Obey Co. is as follows:

Ownerships of Trust & Obey Co. Ltd

      Dr. Dae Shik Kim         10%
      Dr. Young Kwon Jun       70%
      Mrs. Kyung Ju Son        10%
      Mr. Tae Chin Kim         10% (not a shareholder of Hesed)

          o Dr. Young Kwon Jun and his wife Kyung Ju Son, both directors of the company, directly and beneficially own 39.58 % of Hesed's common shares. Dr. Jun is also a representative director and CTO of the company.

          o Dr. Dae Shik Kim owns directly and beneficially 14.96% of the company's common shares. He is the CEO of the company.

                          ITEM 8. FINANCIAL INFORMATION

A.    Financial Statements

The audited consolidated financial statements of the Company for the ten month period ended April 30, 2001, including the consolidated balance sheets of the Company as at April 30, 2001, the consolidated statements of loss and deficit for the eleven months ended April 30, 2001, and the notes to those statements and the auditor's report thereon, are included in this Form 20-F.

B.    Significant Changes

Business Strategy

There have been no significant changes in the Company's business nor has the Company appointed any new officers or directors in the period from April 30, 2001, until the date of this document.

Legal Proceedings

Hesed is not a party to any legal proceedings and is not aware of any contemplated legal proceedings to which it may be a party.

The following table sets forth a history of the share capital for the Company, since inception.

                                                         NUMBER
DATE        EVENT                                        OF SHARES

7/10/2000  Shares issued to founding shareholders        660,000  (1,650,000)
7/11/2000  Shares issued                                  88,000    (220,000)
7/13/2000  Shares issued                                  96,000    (240,000)
7/20/2000 Shares issued                                1,436,000  (3,590,000)

Balance at December 31, 2000                           1,436,000  (3,599,000)

Balance at April 30, 2001                              1,436,000  (3,599,000)


     There was a 2.5-for-onesplit as of August 30, 2001. The numbers in parenthesis refer to the numbers after the stock split.

 Articles of Association Attached

Common shares

All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

Dividend Policy

The Company has not declared or paid any dividends on its outstanding common shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the common shares of the Company is within the discretion of the Company's board of directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company. At the present time the Company's anticipated capital requirements are such that it intends to follow a policy of retained earnings in order to finance the further development of its business.

                          ITEM 9. THE OFFER AND LISTING

Not applicable.


ITEM 10.   ADDITIONAL INFORMATION

A.    Share capital

Hesed has 20,000,000 common shares authorized, of which 2,280,000 common shares were issued and outstanding as of April 30, 2001. There was a 2.5-for- one stock split effective August 30, 2001. As a result of the stock split, the total number of issued and outstanding common stock shares is 5,700,000. Each of the common shares has equal dividend, liquidation and voting rights. Voters of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends as and when declared by the Board of Directors from funds legally available therefore. The common shares are not redeemable, have no additional rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and non-assessable.

B. ARTICLES OF INCORPORATION

Our Articles of Incorporation adopted on June 21, 2001 provides, in material parts, as follows:


Authorized Shares

Currently, we are authorized to issue 20,000,000 shares of common stock. Under our Articles of Incorporation, we are authorized to issue only one class of stock, i.e. common stock.. Our common shares have a par value of 500 won per share.

Shareholder's Meeting

A regular general meeting of shareholders shall be held within three months from the change of the fiscal year. Holders of our shares are entitled to one vote for each share. Our shareholders may adopt resolutions by an affirmative vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one- fourth of our total voting shares then issued and outstanding.

Directors and Auditor

Our Articles of Incorporation provides for three or more directors and one auditor. Each director is elected by a majority vote of shareholders present at the election, provided that the number of the vote voting for the election should not be less than the total issued and outstanding shares. The auditor is elected by the same method as provided for the election of a director except that a shareholding holding more than three percent of the issued and outstanding voting shares can vote cannot exercise his or her voting rights as to any shares exceeding three percent of the issued and outstanding voting shares for the election of an auditor. Directors and auditor are elected for a term of three years.

Board of Directors and Representative Director

The Board of Directors will be comprised of all directors. The Board shall elect a representative director and the Board may appoint a representative director as the president of the company. The Board may elect another representative director and appoint the representative director as the chairman. A representative director represents the company acting as the chief executive officer.

Dividends

Under our Articles of Incorporation, we may pay dividends to our shareholders in cash or in shares. Payment of dividends in shares shall be approved by shareholders. We have no obligation to pay any dividend unclaimed for five years from the payment date.

Preemptive Rights and Issuance of Additional Shares

We may issue authorized but unissued shares at the times and, unless otherwise provided in the Commercial Code, on such terms as our board of directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders' register as of the relevant record date. Our shareholders are entitled to subscribe for any newly issued shares in proportion to the number of shares they own, except that under our Articles of Incorporation, if the new shares will be (1) issued to the public or to certain subscribers in accordance with the Securities and Exchange Act, (2) issued by public offering in accordance with the Securities and Exchange Act, (3) issued to our employee stock ownership association as provided in the Securities and Exchange Act, (4) represented by depositary receipts, (5) issued upon the exercise of stock options which are provided in accordance with relevant provision of the Securities and Exchange Act, or (6) issued to a foreign company pursuant to the foreign investment procedures, or to a foreign financial or investment company for the purpose of a strategic alliance relating to our business pursuant to relevant laws and regulations, our board of directors may pass a resolution to issue the new shares to persons other than existing shareholders.

Register of Shareholders and Record Dates

We maintain the register of our shareholders at our office in Seoul, Korea. It registers transfers of shares on the register of shareholders on presentation of the share certificates. Each shareholder shall register his or her name, address and official seal with us. The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to the date of the regular general meeting of shareholders each year.

Option to Purchase Shares

We may issue option to purchase shares to officers or employees with the approval of the shareholders. The maximum number of the option is one half of the issued and outstanding shares.

Convertible Bond or Warrants

We may issue convertible bond and warrants attached to bond to any persons who are not shareholders. The maximum amount of convertible bond and warrants is 5,000,000,000 won each.

C. MAJOR CONTRACTS.


Technology Sales and Purchase Agreement

On July 14, 2000, we entered into technology sales and purchase agreement with Trust and Obey Co., Ltd. Under the Agreement we purchased all rights to and interests in 12 patent applications.

Joint Research Agreements

We entered into joint research agreements with Dongkuk University in Seoul, Korea and Korea Advanced Institute of Technology in Taejon, Korea. Under each of the agreements, Hesed provides research funds and shall have the title and right to the products and technologies developed through the joint research projects.

D. EXCHANGE CONTROLS

General

     On April 1, 1999, Korea enacted the Foreign Exchange Transaction Act. (the "Act").Investments in Korean securities by non-residents and issuance of securities outside of Korea by Korean companies are regulated by the Act and the Presidential Decree and regulations thereunder (collectively, the "Foreign Exchange Transaction Laws"). . Under the Foreign Exchange Transaction Laws, many restrictions on foreign exchange transactions have been deregulated and many currency and capital transactions have been liberalized. Although non-residents may invest in Korean securities only to the extent specially allowed by such laws or otherwise permitted by the Minister of Finance and Economy, many approval requirements have become more lenient. However, the Government has instituted certain measures to curb capital flight and international money laundering, which may result from liberalization of capital transfer. The Financial Supervisory Commission ("FSC") also has adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

     Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances, including, but not limited to, sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payment or a substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions such as requiring foreign investors to obtain prior approval from the Minister of Finance and Economy ("MOFE") for the acquisition of Korean securities or for the repatriation of interest, dividends or sales proceeds arising from Korean securities or from disposition of such securities.

Restrictions Applicable to Common Stock

     As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the "FSC Rules") adopted in connection with the stock market opening from January 1992 and thereafter, foreigners are permitted to invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the Korea Securities Dealers Association Under the FSC Rules, with certain exceptions, all foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, certain designated public corporations are subject to a 40% ceiling on acquisitions of shares by foreigners in the aggregate. There currently is no foreign investment ceiling that applies to our shares. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to report to the Ministry of Commerce, Industry and Energy or a foreign exchange bank.

     Dividends on common stock are declared in won. No governmental approval is required for foreign investors to receive dividends on, or the won proceeds of the sale of, any such shares to be paid, received and retained in Korea. The dividends is won can be translated into US dollars according to the exchanged rate effective on this date of declaration.

     Hesed's common shares are not listed or traded at the Korea Stock Exchange or the KOSDAQ.

E. TAXATION

Korean Taxation

The following is a summary of the principal Korean tax consequences to owners of shares that are non- resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable ("non-resident holders"). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of common stock, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

     Taxation of Dividends

Dividends paid (whether in cash or in shares) to a non-resident holder are generally subject to withholding tax at a rate of 27.5% (which includes a 2.5% local tax) or such lower rate as is applicable under a treaty between Korea and such non-resident holder's country of tax residence. Such tax is required to be deducted from such dividends and only the net amount is paid to the non-resident holder of the common stock. In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, the non-resident holder must submit to the Company, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to the Company through the Depositary. Excess taxes withheld are not automatically recoverable even if the non-resident holder subsequently produces evidence that it was entitled to have taxes withheld at a lower rate.

     Under the income tax treaty between the United States and Korea (the "U.S.-Korea Tax Treaty"), the maximum rate of withholding on dividends paid to U.S. residents eligible for treaty benefits generally is 15% (10% if the recipient of the dividends has owned at least 10% of the outstanding shares of the voting stock of the Company and certain other conditions are satisfied) which does not include withholding of resident surtax. If local withholding tax is included, the maximum rate of withholding is generally 16.5%. A beneficial owner of common stock generally will be entitled to benefits under the U.S.- Korea Tax Treaty if it (i) is an individual U.S. resident, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States as the income of a U.S. resident; (ii) is not also a resident of Korea for purposes of the U.S.-Korea Tax Treaty; (iii) is not subject to an anti-treaty shopping article that applies in limited circumstances; and (iv) does not hold common stock in connection with the conduct of business in Korea through a permanent establishment or the performance of independent personal services in Korea through a fixed base.

     Distributions of free shares representing a transfer of certain capital reserves into paid-in capital may be subject to Korean tax.

     Taxation of Capital Gains

     In the absence of any applicable treaty, a non- resident holder will generally be subject to Korean taxation on capital gains realized on a sale of common stock. However, capital gains earned by a non- resident without a permanent establishment in Korea from the sale of shares listed on the Korea Stock Exchange or registered with the KOSDAQ of a Korean company (such as the common stock) may be exempt from Korean withholding tax if the non-resident seller, together with certain of its related parties, did not own or has not owned 25% or more of the total issued and outstanding shares of the company at any time during the year of the transfer date and during the five years before the year within which the transfer occurs. Under the Special Tax Treatment Control Law, capital gains earned by a non-resident holder (whether or not they have a permanent establishment in Korea) from the transfer outside Korea of securities issued outside Korea by a Korean company which are denominated in a foreign currency or satisfy certain criteria established by the Ministry of Finance and Economy are exempt from Korean taxation. Further, capital gains earned by a non- resident from the transfer of stocks issued by a Korean company are also exempt from Korean taxation if sold through the NASDAQ.

     Under the U.S.-Korea Tax Treaty, capital gains realized by holders who are residents of the United States eligible for treaty benefits upon the disposition of common stock generally will not be subject to Korean taxation, so long as the common stock are not effectively connected with a permanent establishment or, in the case of an individual holder, a fixed base maintained by the holder in Korea and the holder is not present in Korea for 183 days or more during the taxation year.

     Capital gains with respect to the sale of common stock which were acquired by a non-resident holder as a result of a withdrawal, would be calculated based on the acquisition cost to such holder of such common stock. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, capital gains which are subject to Korean tax will be subject to tax at the lesser of (i) 11% of the gross realization proceeds or (ii) (subject to the production of satisfactory evidence of the acquisition cost of the stock) 27.5% of the gains made (the excess of the gross realization proceeds over the non-resident holder's acquisition cost for the stock including any transaction charges, commissions, fees or taxes paid at the time of the acquisition or disposition).

     The purchaser or, in the case of the sale of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required under Korean law to withhold the applicable amount of Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the relevant Korean tax authority, unless the seller establishes its entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produces satisfactory evidence of its acquisition cost for the shares. In order to obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, a non-resident holder must submit to the purchaser or the securities company (or through the Depositary), as applicable, prior to or at the time of payment, such evidence of tax residence of the seller as the Korean tax authorities may require in support of its claim for treaty protection. Excess taxes withheld are not automatically recoverable even if the non-resident holder subsequently produces evidence that it was entitled to have taxes withheld at the lower rate.

     Inheritance Tax and Gift Tax

     Korean inheritance and gift taxes are imposed upon (a) all assets (wherever located) of the deceased if at the time of his death he was domiciled in Korea and (b) all property located in Korea which passes on at the time of his death (irrespective of the domicile of the deceased).

     The Korean tax authorities have interpreted that shares and bonds issued by Korean corporations, wheresoever held, are deemed for inheritance and gift tax purposes to be located in Korea. According to such interpretation, Hesed's common shares that are held outside of Korea and represent shares issued by Korean corporations, shall be subject to Korean inheritance or gift tax at the rate of 10% to 50%, provided that the value of the shares is greater than amounts specified under Korean law.

     Securities Transaction Tax

     There will be no transfer tax by Korean tax authorities for transactions at NASDAQ.

     Tax Treaties

     Each non-resident holder should consult his tax advisor regarding whether he is entitled to the benefit of a tax treaty with Korea. It is the responsibility of the party claiming the benefits of a tax treaty in respect of dividend payments or capital gains to submit to the Company through the Depositary, the purchaser or the securities company, as applicable, a certificate as to his residence. In the absence of sufficient proof, the Company, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. At present, Korea has not entered into any tax treaties regarding inheritance or gift tax.

United States Federal Income Tax Considerations

     The following is a summary of United States federal income tax considerations that are anticipated to be material for U.S. Holders (as defined below) who purchase common shares of Hesed. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules, including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-U.S. Holders, or to persons that will hold common shares as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold their common shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of common shares.

     For purposes of this summary, a U.S. Holder is a beneficial owner of common shares that is for United States federal income tax purposes:

     o    an individual who is a citizen or resident of the United States;

     o a corporation, partnership or other entity created in or organized under the laws of, the United States or any State or political subdivision thereof;

     o an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

     o a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

     o a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day and elected to continue to be so treated.

     A beneficial owner of the common shares that is not a U.S. Holder is referred to herein as a "Non- U.S. Holder."

     A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. Hesed presently believes that it is not a PFIC and does not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. The following discussion assumes that Hesed will not be subject to treatment as a PFIC for United States federal income tax purposes.

     Dividends

     Any cash distributions paid by Hesed out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by Hesed in excess of its earnings and profits will be treated as a tax- free return of capital to the extent of the U.S. Holder's adjusted tax basis in its shares , and after that as gain from the sale or exchange of a capital asset. Dividends paid in won will be includible in income in a United States dollar amount based on the United States dollar - won exchange rate prevailing at the time of receipt of such dividends by the U.S. Holder, in the case of common shares held directly by such U.S. Holder. Dividends received on common shares will not be eligible for the dividends received deduction allowed to corporations.

     Dividends received on common shares will be treated, for United States federal income tax purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on common shares. U.S. Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. In certain circumstances, a U.S. Holder may not claim a foreign tax credit (and instead may claim a deduction) for foreign taxes imposed on the payment of a dividend if the U.S. Holder:

     o has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss;

     o    is obligated to make payments related to the dividends; or

     o subject to the promulgation of future United States Treasury regulations that are anticipated to be retroactively applied, holds the common shares in an arrangement in which the expected economic profit of the U.S. Holder is insubstantial compared to the value of the foreign tax credit expected to be obtained as a result of the arrangement.

     A distribution of additional shares of Hesed's stock to U.S. Holders with respect to their common shares that is pro rata to all Hesed's shareholders may not be subject to United States federal income tax. The tax basis of such additional shares will be determined by allocating the U.S. Holders' adjusted tax basis in the common shares between the common shares and the additional shares, based on their relative fair market values on the date of distribution.

     Sale or Other Disposition of common shares

     A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such common shares, as each is determined in U.S. dollars. Any capital gain or loss will be long-term if the common shares have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations.

     PFIC Considerations

     If Hesed were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the common shares may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the common shares and (ii) any "excess distribution" paid on the common shares (generally, a distribution in excess of 125% of the average annual distributions paid by Hesed in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution.

     Non-U.S. Holders

     An investment in common shares by a Non-U.S. Holder will not give rise to any United States federal income tax consequences unless:

     o the dividends received or gain recognized on the sale of common shares by such person is treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law; or

     o in the case of gains recognized on a sale of common shares by an individual, such individual is present in the United States for 183 days or more during the relevant year and certain other conditions are met.

     In order to avoid back-up withholding on dividend payments made in the United States, a non- U.S. Holder of the common shares may be required to complete, and provide the payor with, an Internal Revenue Service Form W-8, or other documentary evidence, certifying that such holder is an exempt foreign person.


F. Dividends and Paying Agents

      Not applicable

G. Statement by Experts.

     Financial Statements were prepared by Dickson V. Lee, CPA . The letter of authorization to use in conjunction with this 20-F registration statement is attached in Item 17.

      [ask for the authorization letter]

H. Documents on Display

      Not applicable.


     ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

     ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.


                                     PART II

     ITEM 13. DEFAULTS , DIVIDENDS ARREARS AND DELINQUENCIES

Not Applicable.

     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

                                    PART III

     ITEM 15. FINANCIAL STATEMENTS

The financial statements filed as part of this annual report are listed in "Item 17 - Financial Statements and Exhibits".

     ITEM 16. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to "Item 17 -Financial Statements".

     ITEM 17. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements are incorporated by reference to this Item.

All financial statements herein are stated in accordance with accounting principles generally accepted in the United States.

     (a) The following Financial Statements pertaining to the consolidated financial statements of Hesed are filed as part of this Registration Statement:

-----------------------------------------------------------------------------
Exhibit
Reference#                                                            Page #
-----------------------------------------------------------------------------
  N/A          Report of Independent Accountants                      F-2
-----------------------------------------------------------------------------
               As of April 30, 2001 Balance Sheets                    F-3
-----------------------------------------------------------------------------
               As of April 30, 2001Statements of Operations           F-4
-----------------------------------------------------------------------------
               As of April 30, 2001Statements of Stockholders'
                Equity                                                F-5
-----------------------------------------------------------------------------
               As of April 30, 2001 Statements of Cash Flows          F-6
-----------------------------------------------------------------------------
               As of April 30, 2001 Financial Statements           F-7 to F-19
------------------------------------------------------------------------------

                          Independent Auditor's Report


                                       of



                           Hesed Technology Co., Ltd.
                         (a development stage company)

                              INTEGRA INTERNATIONAL (LOGO)
                   alliance with 48 offices around the world
          DICKSON V. LEE AMERICAN CERTIFIED PUBLIC ACCOUNTANTS, L.L.C.
                  Member of the SEC Practice Section of AICPA

      Main Address : 110 Wall Street, Suite 15C, New York, New York  10005
                     Telephone:  (212) 701-8587         Fax: (212) 701-8543

     Hong Kong Address:   19/F, 114-120 Lockhart Road, Wanchai, Hong Kong
                     Telephone: (852) 2882-5699  Fax: (852) 2504-5336

                           Hesed Technology Co. Ltd.
                         (a development stage company)




                          Independent Auditor's Report

                  Period from July 10, 2000 to April 30, 2001


Contents
                                                                    Pages


Independent Report on audited financial statements.....................1

Balance Sheets as of April 30, 2001 and December 31,
2000...................................................................2

Statements of Income for the periods ended April 30, 2001
and December 31, 2000..................................................3

Statements of Cash Flows for the periods ended April 30, 2001 and December 31, 2000..................................................4

Statements of Changes in Stockholders' Equity for the periods ended April 30, 2001 and December 31, 2000.............................5

Notes to the Financial Statements ....................................6-12

                              INTEGRA INTERNATIONAL (LOGO)
                   alliance with 48 offices around the world

                                 DICKSON V. LEE

                      CERTIFIED PUBLIC ACCOUNTANTS, L.L.C.
                       Member of the SEC Practice Section
-------------------------------------------------------------------------------

Main Address        : 110 Wall Street, Suite 15C, New York, New York 10005
                      Telephone:  (212) 701-8587       Fax: (212) 701-8543

Hong Kong Address   : 19/F, 114-120 Lockhart Road, Wanchai, Hong Kong
                      Telephone:  (852) 2882-5699      Fax: (852) 2504-5336
-------------------------------------------------------------------------------


Independent Auditor's Report

To The Board of Directors of
      Hesed Technology Co., Ltd.
      (a development stage company)

We have audited the accompanying balance sheets of Hesed Technology Co., Ltd. as of April 30, 2001 and December 31, 2000 and the related statements of income, changes in stockholders' equity and cash flows for the periods from July 10, 2000 (inception date) to December 31, 2000 and the four (4) months ended on April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly assuming that the Company will continue as a going concern, in all material respects, the financial position of Hesed Technology Co., Ltd. as of April 30, 2001 and December 31, 2000 and the results of its operations and its cash flows for the periods from July 10, 2000 (inception date) to December 31, 2000 and the four months ended on April 30, 2001 are in conformity with accounting principles generally accepted in the United States of America.

Dickson V. Lee, Certified Public Accountants, L.L.C.
New York, New York
July 16, 2001

                           Hesed Technology Co. Ltd.
                         (a development stage company)
                                 Balance Sheets


Assets                                             April 30, 2001**             December 31, 2000*
Current Assets
   Cash and Cash Equivalents (Notes 2d)            US$256,164                            US$451,902
   Deposits (Notes 2e)                                 83,271                                53,922
                                                   ------------------------------------------------
Total Current Assets                                  339,435                               505,824

Vehicles and Equipments
   Vehicles                                            17,112                                17,859
   Equipments                                          37,311                                15,154
   Less: Accumulated Depreciation (Notes 2c)           -6,791                                -3,301
                                                   ------------------------------------------------
Total Vehicles and Equipments (net)                    47,632                                29,712

Intangible Assets net of Amortization:
   Patent (Notes 2f)                                  139,417                               150,794
   Organization Cost (Notes 2g)                         5,171                                 5,828
   Software Use Right (Notes 2c)                      152,053                               158,690
                                                   ------------------------------------------------
Total Intangible Assets (net)                         296,641                               315,312
                                                   ------------------------------------------------
Total Assets                                       US$683,708                            US$850,848
                                                   ================================================

Liabilities & Stockholders' Equity
Current Liabilities
   Accounts payable                                 US$66,586                            US$69,685
   Advanced Receipt (Notes 2h)                         19,011                                    0
                                                   ------------------------------------------------
Total Current Liabilities                              85,597                               69,685

Total Liabilities                                      85,597                               69,685

Stockholders Equity
   Common Stock, Par approximate US$0.40 (500Won)
   20,000,000 authorized and 2,280,000 issued and
   outstanding) (Notes 2i)                          1,020,865                           1,020,865
   Accumulated Deficit                               -287,718                            -134,374
   Translation adjustment (Notes 2j)                 -135,036                            -105,328
                                                   ------------------------------------------------
Total                                                 598,111                             781,163
                                                   ------------------------------------------------
Total Liabilities and Stockholders' Equity         US$683,708                          US$850,848
                                                   ================================================


* The 2000 balance represents approximately 6 months activities, from the inception on July 10 to December 31, 2000.

** The 2001 balance represents 4 months activities, from January 1 to April 30, 2001.

The accompanying notes from page 6 to 12 are the integral part of the financial statements.


                           Hesed Technology Co. Ltd.
                         (a development stage company)
                              Statements of Income

                                                                Accumulative
                                                                amount from
                                        2001**      2000*       inception
                                      ----------------------------------------
Sales (Note 1)                          US$ -       US$ -         US$ -
Cost of Sales                               -           -             -
                                      ----------------------------------------
Gross Profit                                -           -             -
Selling Expenses                            -           -             -
General & Administration Expenses      160,500     146,257       306,757
Operating Loss                        -160,500    -146,257      -306,757
Other Income (Notes 2k)                  7,156      11,883        19,039
                                      ---------------------------------------
Loss before Income Tax                -153,344    -134,374      -287,718
Tax (Notes 2l)                              -           -             -
                                      ---------------------------------------
Net Deficit (Notes 9)               (US$153,344)(US$134,374) (US$287,718)
                                   ==========================================

Weighted average number of Shares
   - basic and diluted                2,280,000   2,280,000    2,280,000
                                    -----------------------------------------

Net loss per share
   - Basic                            (US$0.07)   (US$0.06)   (US$0.13)
   - Diluted                          (US$0.07)   (US$0.06)   (US$0.13)

* The 2000 balance represents approximately 6 months activities, from the inception on July 10 to December 31, 2000.

** The 2001 balance represents 4 months activities, from January 1 to April 30, 2001.

The accompanying notes from page 6 to 12 are the integral part of the financial statements.


                           Hesed Technology Co. Ltd.
                         (a development stage company)
                            Statements of Cash Flows

                                              2001**              2000*
                                             ---------------------------
Cash flows from operating activities
Net income                                   (US$153,344)  (US$134,374)
Adjustments to reconcile net income to
cash provided by
operating activities:
  (Increase)/decrease in deposits and            -26,376    -58,623
other receivables
  Increase/(decrease) in accounts                -11,217     75,760
payable
  Increase/(decrease) in accruals and             18,575     0
other payable
  Depreciation expenses                            9,291     12,921
                                             ---------------------------
Net cash provided by operating                  -163,071   -104,316
activities

Cash Flows from Investing Activities:
  Purchase of Vehicles and Equipments            -21,411    -33,013
  Purchase of Intangible Assets                    0       -323,896
                                            ----------------------------
Net cash flows from investing                    -21,411   -356,909
activities

Cash Flows from Financing Activities:
  Issued Common Shares                            0         1,020,865
                                            ----------------------------
Net cash flows from financing                     0          1,020,865
activities

Effect of exchange rate changes on cash          -11,256      107,738
                                            ----------------------------

Net increase / (decrease) in cash and           -195,738      451,902
cash equivalents
Cash and cash equivalents at beginning           451,902            0
  of the period                             ----------------------------

Cash and cash equivalents at end of the        US$256,164    US$451,902
period                                       ==========================


* The 2000 balance represents approximately 6 months activities, from the inception on July 10 to December 31, 2000.

** The 2001 balance represents 4 months activities, from January 1 to April 30, 2001.

The accompanying notes from page 6 to 12 are the integral part of the financial statements. _______________________________ 1 The first number in parenthesis refers to the application date and the second number the application number.